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Pan American Silver to acquire COSE project from Patagonia Gold
Pan American Silver grants option to Patagonia Gold to acquire Calcatreu deposit

All amounts are expressed in US$ unless otherwise indicated. This news release contains forward-looking information. Readers should refer to the risks and assumptions set out in the “Cautionary Note Regarding Forward-Looking Statements and Information” at the end of this news release.

Vancouver, B.C. - April 25, 2017 - Pan American Silver Corp. (“Pan American”) (NASDAQ:PAAS; TSX:PAAS) today announced a binding agreement whereby Minera Triton Argentina S.A. (“Minera Triton”), a wholly-owned subsidiary of Pan American, will acquire 100% of Patagonia Gold’s Cap-Oeste Sur Este project (“COSE”) in the province of Santa Cruz, Argentina, from Patagonia Gold S.A. ("PGSA"), a wholly-owned subsidiary of Patagonia Gold Plc ("Patagonia Gold") (the "COSE Transaction"). Total consideration for the COSE Transaction is US$15 million, of which US$7.5 million is deferred, plus a 1.5% net smelter return (“NSR”) royalty. The COSE deposit is situated 1.4 kilometres to the southeast of Patagonia Gold's Cap-Oeste deposit in the province of Santa Cruz, Argentina.
In addition, Patagonia Gold has been granted an exclusive option to purchase from Minera Aquiline Argentina S.A., a wholly-owned subsidiary of Pan American Silver, the Calcatreu gold-silver project for US$15 million. The Calcatreu deposit is a low sulphidation epithermal style gold-silver deposit located 60 kilometres south of the town of Ingeniero Jacobacci in the province of Rio Negro, Argentina. The option, exercisable at the discretion of Patagonia Gold, will remain available for a period of six months, during which time Patagonia Gold can complete its due diligence review of the project.
The COSE Transaction is expected to close on or about May 31, 2017. Upon closing, Minera Triton will pay US$7.5 million to transfer ownership of COSE to Minera Triton and will grant PGSA a 1.5% NSR royalty on production from COSE. The remaining US$7.5 million will be payable either 12 months after the closing date or upon the commencement of commercial production of COSE, whichever is the earlier. If Minera Triton does not pay the deferred US$7.5 million to complete the acquisition, COSE will revert to PGSA and Minera Triton will be entitled to retain a 3.0% NSR royalty on production from COSE.
“The COSE project is another high-grade satellite deposit offering synergies with our Manantial Espejo mine, similar to our Joaquin project acquired earlier this year,” said Michael Steinmann, President and CEO of Pan American. “The COSE project is within trucking distance of our plant at Manantial Espejo, which has capacity to process feed from both COSE and Joaquin. The addition of another satellite deposit enables us to extract further value from our invested capital at Manantial Espejo and provides another opportunity for future growth in our silver production.”
Mr. Steinmann added: “Calcatreu is a non-core asset for Pan American and is a better fit for Patagonia Gold. We are pleased we could reach an agreement that offers both parties the opportunity to capitalize on our respective strengths.”

PAN AMERICAN SILVER CORP. 1

About Pan American Silver
Pan American Silver Corp. is one of the largest primary silver producers in the world. We own and operate seven mines across Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Our vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, please contact:
Pan American Silver
Siren Fisekci
VP, Investor Relations & Corp. Communications
Tel: +1 604 806 3191
Email: ir@panamericansilver.com
www.panamericansilver.com

Cautionary Note Regarding Forward-Looking Statements and Information
This news release contains forward-looking statements or information within the meaning of securities legislation in Canada, including expectations for the completion of the transaction between Patagonia Gold and Minera Triton. These forward-looking statements and information reflect Pan American's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: customary closing conditions being satisfied in a timely manner; the ability of Pan American to complete the acquisition of COSE; and the future exercise, if any, of the option relating to the Calcatreu property. The foregoing list of assumptions is not exhaustive.

Such forward-looking statements and information also involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information. Such factors include, among others, the uncertainties and risk factors set out in filings made from time to time with the Canadian securities regulators. Actual results, developments and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements or information. Pan American disclaims any intent or obligation to update publicly such forward-looking statements or information, whether a result of new information, future events or otherwise, except to the extent required by applicable law. Additionally, Pan American does not undertake any obligation to comment on analysis, expectations or statements made by third parties in respect of the content of this news release.

PAN AMERICAN SILVER CORP. 2